Santiago, September 10, 2026
Mrs.
Catherine Tornel León
President
Financial Markets Commission
Present

Ref: Material Fact

Mrs President,

Pursuant to Articles 9 and 10 of Law No. 18,045 and the other applicable regulations, we hereby inform you that, as of today, the Chairman of the Board of Directors of Banco Santander-Chile has received a letter from alternate director Mr. Alfonso Gómez Morales tendering his resignation with immediate effect for personal reasons.

Sincerely,

Andrés Trautmann Buc
CEO
Banco Santander Chile